UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Bank of Tokyo-Mitsubishi UFJ: Changes to Board of Directors

Tokyo, January 30, 2012 — The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes to its Board of Directors as shown in the attached.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes to Board of Directors

Tokyo, January 30, 2012 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that Mr. Kuroyanagi will step down as Director and Chairman of BTMU effective April 1, 2012.

Effective April 1, 2012, BTMU intends to make the following changes to its Board of Directors:

Name	Current Position	As from April 1, 2012
Nobuo Kuroyanagi	Chairman (Representative Director)	Senior Advisor

Katsunori Nagayasu	President (Representative Director)	Chairman (Representative Director)

Nobuyuki Hirano	Deputy President (Representative Director)	President (Representative Director)